Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION OF

QVC GROUP, INC.

QVC Group, Inc., a corporation duly organized and validly existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: The Restated Certificate of Incorporation of the Corporation is hereby amended by deleting in its entirety the paragraph of Article IV thereof that is the penultimate paragraph of the paragraphs of such Article IV that precede the beginning of Section A of such Article IV, which penultimate paragraph provided for the prior reclassification of capital stock of the Corporation and begins with the language “Upon this Restated Certificate of Incorporation”, and inserting the following in lieu thereof:

“Upon this Certificate of Amendment of Restated Certificate of Incorporation of the Corporation (as the Restated Certificate of Incorporation of the Corporation may from time to time hereafter be amended or restated, this “Restated Certificate”) becoming effective pursuant to the DGCL (the “Effective Time”), the shares of Series A Common Stock and Series B Common Stock issued and outstanding or held in treasury immediately prior to the Effective Time shall be reclassified and combined into a smaller number of shares of Series A Common Stock and Series B Common Stock, respectively, such that (i) each two (2) to fifty (50) shares of Series A Common Stock shall, at the Effective Time, be automatically reclassified and combined into one share of Series A Common Stock, and (ii) each two (2) to fifty (50) shares of Series B Common Stock shall, at the Effective Time, be automatically reclassified and combined into one share of Series B Common Stock, in each case, with the exact ratio within the foregoing range to be determined by the Board of Directors (or a committee thereof) and publicly announced by the Corporation prior to the Effective Time; provided that the ratio determined by the Board of Directors (or a committee thereof) shall be identical for both the Series A Common Stock and Series B Common Stock (the “Reclassification”). The par value of the Common Stock immediately following the Effective Time shall remain at $0.01 par value per share. Immediately following the Effective Time, any certificates representing the shares of Common Stock shall represent the number of whole shares of Common Stock into which such shares shall have been reclassified pursuant to the Reclassification. No fractional shares of Common Stock shall be issued as a result of the Reclassification. In lieu of any fractional shares to which a stockholder would otherwise be entitled as a result of the Reclassification, the Corporation shall pay to such stockholder cash equal to such fraction multiplied by the fair value of a share of the applicable series of Common Stock as determined in good faith by the Board of Directors (or a committee thereof) in accordance with the DGCL.”

SECOND: The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its authorized officer this 22nd day of May, 2025.

QVC GROUP, INC.

By:	/s/ Eve DelSoldo
Name:	Eve DelSoldo
Title:	Executive Vice President and General Counsel